				Exhibit 12.2
BLOCK FINANCIAL LLC
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2017	2016	2015	2014	2013

Pretax income (loss) from continuing operations	$23,895	$12,153	$67,628	$40,828	$(6,112)
Add: Fixed charges	92,263	68,713	45,575	57,010	79,500
Total earnings before income taxes and fixed charges	$116,158	$80,866	$113,203	$97,838	$73,388

Fixed charges:
Interest expense	$92,263	$68,531	$44,884	$54,892	$73,831
Interest on deposits	—	179	682	2,109	5,660
Interest portion of net rent expense (a)	—	3	9	9	9
Total fixed charges	$92,263	$68,713	$45,575	$57,010	$79,500

Ratio of earnings to fixed charges
Including interest on deposits	1.3	1.2	2.5	1.7	—
Excluding interest on deposits	1.3	1.2	2.5	1.7	—

Deficiency in the coverage of fixed charges by earnings (loss) before income taxes and fixed charges	$—	$—	$—	$—	$(6,112)

(a) One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.